UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 3, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Phoenix Technologies Ltd.

File No. 0-17111 - CF#22906

Phoenix Technologies Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on November 19, 2008, as amended.

Based on representations by Phoenix Technologies Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.4 through July 23, 2014

Exhibit 10.21 (as refiled with fewer
redactions as Exhibit 10.21 to the
Form 10-K/A filed on June 1, 2009) through April 26, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director